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                                                   SEC FILE NUMBER
                                                   000-23699
                                                   =============================
                                                   CUSIP NUMBER

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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549
                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check One): |_| Form 10-K |_| Form 20-F |_| Form 11-K |X| Form 10-Q

Form N-SAR
For Period Ended: June 30, 2002

|_| Transition Report on Form 10-K
|_| Transition Report on Form 20-F
|_| Transition Report on Form 11-K
|_| Transition Report on Form 10-Q
|_| Transition Report on Form N-SAR

For the Transition Period Ended: ___________________

Read Instruction (on back page) Before Preparing Form. Please Print or Type.

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

                        PART I - REGISTRANT INFORMATION

                             Visual Networks, Inc.
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                             Full Name of Registrant

--------------------------------------------------------------------------------
                           Former Name if Applicable

                               2092 Gaither Road
                     Address of Principal Executive Office
--------------------------------------------------------------------------------
                              (Street and Number)

                              Rockville, MD 20850
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                            City, State and Zip Code

                       PART II -- RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

|X|   (b)   The subject annual report, semi-annual report, transition report on
            Form 10-K, Form 20-F,11-K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

      (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                             PART III -- NARRATIVE

State below in reasonable detail the reasons why Forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report portion thereof, could not be filed within the prescribed time period.

      As disclosed in a Current Report on Form 8-K filed on June 18, 2002, the Registrant's Audit Committee terminated the engagement of Arthur Andersen LLP as the Registrant's independent auditors and appointed PricewaterhouseCoopers LLP ("PricewaterhouseCoopers") as its new independent auditors as of June 17, 2002. The Registrant changed auditors because of the well-publicized circumstances surrounding Arthur Andersen LLP. The Registrant is unable to file, without unreasonable effort and expense, its Form 10-Q for the period ended June 30, 2002 because its unaudited financial statements for that period have not been completed and as a result, the Registrant's new auditors have not yet had an opportunity to complete their review of the unaudited financial statements. In addition, due to the new certification requirements imposed by Section 906 of the Sarbanes-Oxley Act of 2002, the Registrant's Chief Executive Officer and Chief Financial Officer require additional time to review the interim financial statements and the Form 10-Q. The Registrant cannot eliminate the reasons for its inability to file its Form 10-Q and obtain the necessary management and independent auditor review of such filing without unreasonable effort and/or incurring unreasonable expenses. The Registrant's Form 10-Q for the period ended June 30, 2002, will be filed as soon as reasonably practicable and in no event later than the fifth calendar day following the prescribed due date of such Form 10-Q.

                          PART IV-- OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


      John H. Saunders            (301)           296-2300
      --------------------------------------------------------------------------
      (Name)                      (Area Code)     (Telephone Number)

(2) Have all other periodic reports reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceeding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |_| Yes |X| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                              Visual Networks, Inc.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date August 15, 2002                       By /s/ John H. Saunders
    -----------------                         ---------------------------

INSTRUCTION: The form may be signed by an executive officer of the registrant of by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION
================================================================================
Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).
================================================================================

                              General Instructions

1. This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly indentified as an amended notification.

5. Electronic filers. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202of Regulation S-T (ss.232.201 or ss.232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (ss.232.13(b) of this Chapter).